Exhibit 99.5

                                                    Press Release

Total and ADNOC join forces to launch unconventional gas exploration in Abu Dhabi

Paris, November 12th, 2018 - Total and Abu Dhabi National Oil Company (ADNOC) have signed a concession agreement to launch an unconventional gas exploration program in the high potential Diyab play that spreads over 6,000 km2 to the west of the prolific ADNOC Onshore concession, in Abu Dhabi.

The concession allows for two exploration and appraisal phases for a period of up to 7 years, followed by a 40 year development and production period. Total will operate the exploration phase of this new concession with a 40% interest, while ADNOC will hold the remaining 60% interest. In case of positive exploration, this multi-Tcf opportunity will be developed in stages in line with the growing gas demand in the UAE and potential export opportunities.

This agreement is a result of close cooperation between ADNOC and Total towards identifying ways of unlocking the unconventional gas potential in Abu Dhabi, Total bringing its expertise, personnel and technical know-how.

“We are pleased to be the first international company to pioneer unconventional gas exploration in Abu Dhabi alongside ADNOC. This agreement consolidates our longstanding and strategic relationship in a country and region that we know well. We are committed to supporting the UAE in meeting its ambitions to unlock this significant unconventional gas resource,” said Patrick Pouyanné, Chairman and CEO of Total. “The Diyab play has the potential to be a high impact play ranking alongside the most prolific North American shale gas plays, and is an excellent addition to our exploration portfolio.”

Total in the United Arab Emirates

Total has been present in the United Arab Emirates for almost 80 years and has built a strong presence, reflected by the size and diversity of its assets and partnerships. In 2017, the Group’s equity production in Abu Dhabi was 290,000 boe/d.

In partnership with ADNOC, Total holds:

•         20% in the Umm Shaif & Nasr and 5% in the Lower Zakum 40-year concessions (former ADMA)

•         10% in the 40-year ADNOC Onshore concession (former ADCO)

•         15% in ADNOC Gas Processing (former GASCO)

•         5% in ADNOC LNG (former ADGAS)

•         24.5% in Dolphin Energy Ltd

In addition, Total owns 100% stake and operates the Abu Al Bukoosh field.

In the power production sector, Total is also a partner in the Shams project, the world's largest concentrated solar power plant in operation (100 MW), inaugurated in 2013, and since 2001 in the Taweelah water desalination and power plant, which produces around 20% of Abu Dhabi’s water and power consumption.

The Group also has a leading position in the manufacturing and marketing of a wide range of automotive and industrial lubricants with a blending plant in the UAE, supplying the whole region.

About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, a major player in low-carbon energies. Our 98,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits.

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Total contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations: +44 (0)207 719 7962 l ir@total.com

Cautionary note

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